NO ACT

PE
12-18-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF



10010445

January 21, 2010


Received SEC
JAN 21 2010
Washington, DC 20549

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-21-2010

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

Dear Ms. Dropkin:

This is in response to your letter dated December 18, 2009 concerning the shareholder proposal submitted to Citigroup by Leonid Zhevelyuk. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures:

cc: Leonid Zhevelyuk

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

The proposal seeks to "limit the number of consecutive [elections] of the same person of the board of Citigroup directors" as specified in the proposal.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that it is not clear whether a CEO who is not a board member should be subject to the specified term limits. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

December 18, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Leonid Zhevelyuk

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Leonid Zhevelyuk (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 20, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Leonid Zhevelyuk

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A (the "Proposal"), submitted by Leonid Zhevelyuk (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2010 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 20, 2010.

The Proposal states:

"Proposal: To limit the number of consecutive electiones [sic!] of the same person of the board of Citigroup directors as follows:

A. For Directors: not more than 3 (three) times.
B. For Chairman: not more than 4 (four) times.
C. For CEO: not more than 5 (five) times.

My Proposal is in best interest of Citigroup as a public company by enhancing its dynamic, widening door for new talents and improving management efficiency to the benefit of all stockholders and customers."

It is Citigroup's belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 14a-8(i)(3) provides that a proposal may be excluded if either "the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

I. THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPOSAL VIOLATES RULE 14a-8(i)(3) AND RULE 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 under the Act provides that

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with

> respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In the Division of Corporation Finance Staff Legal Bulletin No. 14B ("Legal Bulletin 14B"), dated September 15, 2004, the Division of Corporation Finance provided "guidance on issues that arise commonly under rule 14a-8." The Division of Corporation Finance issued Legal Bulletin 14B because it observed that "the process for company objections [under Rule 14a-8(i)(3)] and the staff's consideration of those objections [had] evolve[d] well beyond its original intent" and thus it did "not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Legal Bulletin 14B lists a number of circumstances under which it would *not* be appropriate for companies to exclude proposals in reliance on Rule 14a-8(i). However, the Division of Corporation Finance noted that:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposals." *See*, e.g., *Organogenesis, Inc.* (available April 2, 1999) (concurring in the exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *Ann Taylor Stores Corporation* (available January 12, 2001).

The Company believes that the Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(3) because it is vague, ambiguous and susceptible to various interpretations. The Proposal requests to "limit the number of consecutive electiones [sic!] of the same person of the Board of Citigroup directors as follows: A. For directors: not more than 3 (three) times; B. For chairman: not more than 4 (four) times; C. For CEO: not more than 5 (five) times." The Proposal subjects members of the board of directors to a term limit and lists the CEO position as a position on the board of directors. The CEO is an officer of a company but is not necessarily a member of the board of directors. The decision on whether to have the CEO serve on the Board rests with the Board of Directors. It is therefore not clear in the Proposal whether a CEO who is not a board member should be subject to the specified term limits. The Proposal also fails to specify whether the term limits should have a retroactive or a prospective effect. For example, it is not clear whether a director elected in 2010 and who served on the board during the previous two years would be eligible for two more consecutive terms or whether the Proposal would prevent that director from being eligible to stand for re-election in 2011.

It is evident that the Proposal is so vague and ambiguous that the Board would not know with reasonable certainty how to implement the Proposal if it were adopted. Additionally, shareholders would not know with reasonable certainty what action they are requesting the Board to take. These ambiguities render the Proposal confusing and uncertain, and neither shareholders nor the Board can be expected to have a common understanding of its mechanics or implications. It is for these reasons that the Proposal is the kind of "inherently vague and indefinite" proposal that the Staff has found properly excludable under Rule 14a-8(i)(3).

In *General Electric Company* (January 23, 2003), the Staff found that a proposal to put a cap on "salaries and benefits" of a company's officers and directors could be excluded under Rule 14a-8(i)(3) as vague and indefinite because the proposal "failed to provide guidance on how it should be implemented." Similarly to the proposal in *GE*, the Proposal does not provide guidance on how the Board should implement it should the Proposal be adopted. Therefore the Proposal may be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

Exhibit A

NOVEMBER 24, 2009

TO: CORPORATE SECRETARY
OF CITIGROUP
399 PARK AVENUE
NEW YORK, N.Y. 10043



RECEIVED
DEC 10 2009
MICHAEL S. HELFER

FROM: LEONID ZHEVELYUK
*** FISMA & OMB Memorandum M-07-16 ***
TEL *** FISMA & OMB Memorandum M-07-16 ***

DEC 15 2009

DEAR SIR/MADAM,

I, LEONID ZHEVELYUK, AS A CITIGROUP STOCKHOLDER OF 30,000 SHARES (JOINTLY WITH MY WIFE ASYA ZHEVELYUK) UNDER ACCOUNT *** FISMA & OMB Memorandum M-07-16 *** AND A SOLELY OWNER OF 4,256 SHARES UNDER CITIGROUP 401(K) PLAN, ACKNOWLEDGE RECEIPT OF INFORMATION, CONTAINED IN THE LETTER OF GENERAL COUNSEL SHELLEY J. DROPKIN AS OF NOVEMER 20, 2009 REGARDING THE REVISION OF MY STOCKHOLDER PROPOSAL FOR CITIGROUP STOCKHOLDERS ANNUAL MEETING IN APRIL 2010. HERE I AM PRESENTING MY REVISED SUBMISSION OF ONE PROPOSAL AND ALSO INCLOSING A STATEMENT TO CONTINUE TO HOLD MY SECURITIES THROUGH THE DATE OF THE ANNUAL MEETING. MY REVISED ONE PROPOSAL IS AS FOLLOWS:

PROPOSAL: TO LIMIT THE NUMBER OF CONSECUTIVE ELECTIONES OF THE SAME PERSON OF THE BOARD OF CITIGROUP DIRECTORS AS FOLLOWS:

A. FOR DIRECTORS : NOT MORE THAN 3 (THREE) TIMES.
B. FOR CHAIRMAN : NOT MORE THAN 4 (FOUR) TIMES.
C. FOR CEO : NOT MORE THAN 5 (FIVE) TIMES.

MY PROPOSAL IS IN BEST INTEREST OF CITIGROUP AS A PUBLIC COMPANY BY ENHANCING ITS DYNAMIC, WIDENING DOOR FOR NEW TALENTS AND IMPROVING MANAGEMENT EFFICIANCY TO THE BENEFIT OF ALL STOCKHOLDERS AND CUSTOMERS.

THANK YOU

SINCERELY

Leonid Zhevelyuk

LEONID ZHEVELYUK
CITIGROUP STOCKHOLDER

NOVEMBER 24, 2009

TO: CORPORATE SECRETARY
OF CITIGROUP
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK
*** FISMA & OMB Memorandum M-07-16 ***
TEL *** FISMA & OMB Memorandum M-07-16 ***

DEAR SIR/MADAM,

STATEMENT

I, LEONID ZHEVELYUK, AS A CITIGROUP STOCKHOLDER OF 30,000 SHARES (JOINTLY WITH MY WIFE ASYA ZHEVELYUK) UNDER ACCOUNT *** FISMA & OMB Memorandum M-07-16 *** A SOLELY OWNER OF 4,256 SHARES UNDER CITIGROUP 401(K) PLAN, WILL CONTINUE TO HOLD ALL MY CITIGROUP SECURITIES THROUGH THE DATE OF CITIGROUP'S STOCKHOLDERS ANNUAL MEETING IN APRIL 2010.

SINCERELY

Leonid Zhevelyuk

LEONID ZHEVELYUK
CITIGROUP STOCKHOLDER

VIA UPS

November 20, 2009

Leonid Zhevelyuk
Asya Zhevelyuk

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Zhevelyuk:

Citigroup Inc. acknowledges receipt of the stockholder proposals submitted by you for consideration by Citigroup's stockholders at the Annual Meeting in April 2010. Your submission has both eligibility and procedural defects. You must provide us with a statement that you will continue to hold your securities through the date of the annual meeting. In addition, you have submitted two proposals, which is not permitted under the Securities and Exchange Commission's rules. Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." You have submitted two proposals: one relating to term limits for director elections and the other focusing on amendments to the certificate of incorporation. I am enclosing a copy of the Securities and Exchange Commission's guidelines for submitting shareholder proposals (Rule 14a-8 of the 1934 Exchange Act.) The guidelines, drafted in a question and answer format, include eligibility and procedural requirements.

If you wish to correct the defects in your submission outlined in this letter, as required by Rules 14a-8(b), 14a-8(c) and Rule 14a-8(f) of the Securities Exchange Act of 1934, within 14 calendar days after receipt of this letter, please provide your statement that you will continue to hold your securities through the date of the annual meeting and revise your submission so that it includes only one proposal. Please note that if we do not receive your revised submission within 14 calendar days of your receipt of this letter, we may properly exclude your proposals from our 2010 Proxy Statement.

In asking you to provide the foregoing information, Citigroup does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable rules of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
General Counsel Corporate Governance

Anita Gillespie


RECEIVED
NOV 06 2009
MICHAEL S. HELFER


citi

Citi Personal Wealth Management

11/05/09

Dear Ms. Berazate;

The attached letter was incorrectly sent to CPWM Operations from somebody at 399. Since it is directed to Mr. Helfer, I am forwarding it to you & hope that is the appropriate course.

Please let me know if I can be of further assistance.

Regards.

Sean.

Sean (John J) McKeown, Director
Citi Personal Wealth Management
111 Wall Street, 3rd Floor
New York, NY 10043
212-820-1834

OCTOBER 26, 2009

TO: CORPORATE SECRETARY
OF CITIGROUP
399 PARK AVENUE
NEW YORK, N.Y. 10043

FROM: LEONID ZHEVELYUK
*** FISMA & OMB Memorandum M-07-16 ***

TEL *** FISMA & OMB Memorandum M-07-16 ***

DEAR SIR/MADAM,

I, LEONID ZHEVELYUK, AS A CITIGROUP STOCKHOLDER OF 30,000 SHARES (JOINTLY WITH MY WIFE ASYA ZHEVELYUK) UNDER ACCOUNT *** FISMA & OMB Memorandum M-07-16 *** AND A SOLELY OWNER OF 4,256 CITIGROUP SHARES UNDER CITIGROUP 401(K) PLAN, PRESENTING HERE FOR 2010 CITIGROUP ANNUAL STOCKHOLDERS MEETING THE FOLLOWING PROPOSALS:

PROPOSAL 1: TO LIMIT THE NUMBER OF CONSECUTIVE ELECTIONES OF BOARD OF DIRECTORS AS FOLLOWS: (OF THE SAME PERSON)

A. FOR DIRECTORS : NOT MORE THAN 3 (THREE) TIMES.
B. FOR CHAIRMAN : NOT MERE THAN 4 (FOUR) TIMES.
C. FOR CEO : NOT MORE THAN 5 (FIVE) TIMES.

PROPOSAL 2: ALL AMEDMENTS OF CERTIFICATE OF INCORPORATION OF CITIGROUP TO BE DONE ON CITIGROUP STOCKHOLDER MEETING ONLY.

THANK YOU

SINCERELY

Leonid Zhevelyuk

DNID ZHEVELYUK

*** FISMA & OMB Memorandum M-07-16 ***

CERTIFIED MAIL



7008 2810 0002 3162 5656





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CORPORATE SECRETARY OF CITIGROUP
399 PARK AVENUE
NEW YORK, N.Y. 10043

